MOODY NATIONAL REIT II, INC.

6363 Woodway Drive, Suite 110

Houston, Texas 77057

April 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Attention:  Ms. Sonia Barros

Re:	Moody National REIT II, Inc.
Request to Withdraw Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-198305)

Dear Ms. Barros:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Moody National REIT II, Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-198305) (the “Amendment”) filed by the Company on March 24, 2017 with the U.S. Securities and Exchange Commission.

The Amendment was inadvertently filed under the incorrect file number. The Company respectfully requests the withdrawal so that it may re-file the Amendment under the correct file number, 333-215362, which it intends to do today.

Should you have any further questions or require additional information, please do not hesitate to contact Matthew L. Berde at 214-922-3516.

Sincerely,

Moody National REIT II, Inc.

By:	/s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer and President